08002630

✚erreyros   OFFICE CF INTERNATIONAL CORPORATE FINANCE

Exemption pursuant to Rule 12g3-2(b)   82-4567
Submission of: Other information

Lima, May 8th,2008

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

SUPPL

Dear Sirs:

Please find attached the list of our shareholders as of April 30th , had a participation higher than 0.5% of the shares with right to vote.

Faithfully yours



Ferreyros S.A.A.

Patricia Gastelumendi Lukis
Gerente de División Finanzas

PROCESSED
MAY 2 1 2008
THOMSON REUTERS

FERREYROS S.A.A.

Jueves, 08 de Mayo de 2008

Sres.
CONASEV
Presente.-

COMUNICACIÓN GENERAL : Comunicación de Accionistas Mayores al 0.5%

De conformidad con lo establecido en el Reglamento de Propiedad Indirecta, Vinculación y Grupos Económicos, aprobado mediante Resolución CONASEV N° 090-2005-EF/94.10, comunicamos la siguiente información:

Empresa: RUC 20100027292 FERREYROS S.A.A.
Período: ABRIL - 2008

Listado de Acciones Comunes:
    Nemonico: FERREYC1
    Valor: FERREYROS S.A.
    Nro.Total de Acciones: 305,226,504
    Nro.Votos x Acción: 1

Listado de Accionistas:

Tipo	Documento	Nombre Denominacion	Cod Cavli	Nro Acciones	Porcentaje	Nemonico
PJ	RUC 20215376916	BUSLETT S.A.	00771283	6,796,203	2.226610	FERREYC1
PJ	Otro 09121273300	HO-FONDO3	00932309	12,247,127	4.012472	FERREYC1
PJ	Otro 0921274000	PR-FONDO3	00932318	11,817,021	3.871558	FERREYC1
PJ	RUC 20100228352	CORPORACION CERVESUR S.A.A.	00924649	11,381,735	3.728947	FERREYC1
PJ	Otro 027012415	HIBISCUS CAPITAL LTD.	00787983	4,827,189	1.581510	FERREYC1
PJ	Otro 021015391	DUCKTOWN HOLDINGS	00913954	13,029,167	4.268688	FERREYC1
PJ	Otro 038013580	HORSESHOE BAY LIMITED	00852796	19,729,876	6.464011	FERREYC1
PJ	Otro 00932376	RI-FONDO2	00932376	11,414,379	3.739642	FERREYC1
PJ	Otro 0921259200	RI-FONDO3	00932377	25,151,555	8.240292	FERREYC1
PJ	RUC 20454073143	LA POSITIVA VIDA SEGUROS Y REASEGUROS S.A.	00930744	27,984,075	9.168298	FERREYC1
PJ	Otro 00932306	HO-FONDO2	00932306	23,153,549	7.585694	FERREYC1
PJ	Otro 0921273700	IN-FONDO3	00932289	19,842,654	6.500960	FERREYC1
PJ	Otro 0921273500	IN-FONDO1	00932286	2,081,946	0.682099	FERREYC1
PJ	RUC 20137909813	ÑORTENSIA S.A.	00262961	9,147,893	2.997083	FERREYC1
PJ	RUC 20136975669	INTERNATIONAL MACHINERY CO. S.A.	00280140	3,306,796	1.083391	FERREYC1
PJ	RUC 20121047072	FUNDACION MANUEL J. BUSTAMANTE DE LA FUENTE	00319217	1,619,829	0.530697	FERREYC1
PJ	Otro 0921273900	PR-FONDO2	00932317	12,611,625	4.131891	FERREYC1
PJ	PJ Excep. 00932287	IN-FONDO2	00932287	14,494,005	4.748606	FERREYC1

PN Mayor	DNI 08191212	EDUARDO MONTERO ARAMBURU	00001932	13,000,774	4.411004	FERREYC1
PJ	RUC 20171049262	INVERSIONES VARESLI S.A.	00107243	4,575,300	1.498985	FERREYC1
PJ	RUC 20111691631	GONDOMAR S.A.	00031781	2,956,286	0.968555	FERREYC1
PJ	RUC 20468451451	TRANSACCIONES FINANCIERAS S.A.	00853591	1,981,467	0.649179	FERREYC1
PN Mayor	DNI 08243243	BLANCA ARAMBURU DE MONTERO	00912563	2,251,030	0.737495	FERREYC1
PN Mayor	DNI 07277264	OSCAR ESPINOSA BEDOYA	00022556	1,640,524	0.537478	FERREYC1
PN Mayor	DNI 07270871	CARMEN ALVAREZ CALDERON DE FERREYROS	00791256	1,530,746	0.501511	FERREYC1
PJ	RUC 20514900451	ING.RENTA ACCIONES FMIV	00942445	1,922,370	0.629818	FERREYC1
PJ	Otro 048000875	CREDICORP LTD.	00305943	2,489,201	0.815526	FERREYC1
PJ	Otro 00942063	BCP ACCIONES FMIV	00942063	1,640,630	0.537512	FERREYC1
PJ	Otro 5020	MUSGRAVE FINANCE INCORPORATED	00937330	1,552,345	0.508588	FERREYC1
PJ	Otro 021009695	ATLANTIC SECURITY BANK	00701252	1,790,516	0.586619	FERREYC1

Cordialmente,

PATRICIA GASTELUMENDI LUKIS
REPRESENTANTE BURSATIL
FERREYROS S.A.A.

